SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)*

                             EarthLink Network, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    270322100
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 1998
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 2 of 12 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 933,140
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   933,140
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            933,140

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.27%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 3 of 12 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 933,140
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   933,140
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            933,140

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.27%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 4 of 12 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 933,140
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   933,140
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            933,140

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.27%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 5 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 933,140
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   933,140
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            933,140

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.27%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 6 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 177,027
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  933,140
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   177,027
    With
                           10       Shared Dispositive Power
                                            933,140

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,110,167

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    3.89%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   270322100                                         Page 7 of 12 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  933,140
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            933,140

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            933,140

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.27%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 12 Pages

         This Amendment No. 7 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of EarthLink Network, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on
Schedule 13D dated February 3, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed to report that as a result of the recent disposition of Shares, pursuant to Forms 144 filed on October 15, 1998, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros");

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

         This Statement relates to the Shares held for the accounts of QIP and Mr. Soros.

Item 5.  Interest in Securities of the Issuer.

             (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 933,140 Shares held for the account of QIP (approximately 3.27% of the total number of Shares outstanding).

                   (ii) Mr. Soros may be deemed the beneficial owner of 1,110,167 Shares (approximately 3.89% of the total number of Shares outstanding). This number includes (A) 177,027 Shares held directly for his personal account and (B) 933,140 Shares held for the account of QIP.

             (b)   (i)   Each  of QIP,  QIHMI,  QIH  Management  and SFM LLC (by
virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 933,140 Shares held for the account of QIP.

                   (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 933,140 Shares held for the account of QIP.

                   (iii) Mr. Soros has the sole power to vote and dispose of the 177,027 Shares held for his personal account.

                                                              Page 9 of 12 Pages


             (c) Except for the transactions disclosed in Annex A hereto, which were effected in routine brokerage transactions, under Rule 144, pursuant to Forms 144 filed October 15, 1998, there have been no transactions effected with respect to the Shares since October 30, 1998 (the date of filing of the last Statement on Schedule 13D) by any of the Reporting Persons.

             (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                   (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

             (e)         Not applicable.

              Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the account of Mr. Soros.

              The five separate irrevocable trusts for the children of Mr. Soros, no longer hold any Shares of the Issuer.

                                                             Page 10 of 12 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 11, 1998

                                     QUANTUM INDUSTRIAL PARTNERS LDC


                                     By:   /s/ Michael C. Neus
                                           -------------------------------------
                                           Michael C. Neus
                                           Attorney-in-Fact


                                     QIH MANAGEMENT INVESTOR, L.P.

                                     By:   QIH Management, Inc.,
                                           its General Partner


                                           By:   /s/ Michael C. Neus
                                                 -------------------------------
                                                 Michael C. Neus
                                                 Vice President


                                    QIH MANAGEMENT, INC.


                                    By:   /s/ Michael C Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Vice President


                                    SOROS FUND MANAGEMENT LLC


                                    By:   /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Assistant General Counsel


                                    GEORGE SOROS


                                    By:   /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact

                                                             Page 11 of 12 Pages



                                    STANLEY F. DRUCKENMILLER


                                    By:   /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact


                                                                                                       Page 12 of 12 Pages

                                                          ANNEX A

                                        RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                  EARTHLINK NETWORK, INC.






                                                   Date of                                 Number of              Price Per
For the Account of                               Transaction           Activity              Shares                 Share
------------------                               -----------           --------              ------                 -----

Quantum Industrial Partners LDC                   12/04/98               SELL                18,600                $57.6000

                                                  12/07/98               SELL               123,300                $58.8700

                                                  12/08/98               SELL                86,500                $60.2600

                                                  12/08/98               SELL               142,500                $59.5400

                                                  12/09/98               SELL               302,200                $60.9430

                                                  12/09/98               SELL                25,300                $60.9430

                                                  12/10/98               SELL                10,500                $61.5560



George Soros                                      12/04/98               SELL                2,900                 $57.6000

                                                  12/07/98               SELL                19,200                $58.8700

                                                  12/08/98               SELL                13,500                $60.2600

                                                  12/08/98               SELL                22,200                $59.5400

                                                  12/09/98               SELL                21,900                $60.9430



